UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

NXT ENERGY SOLUTIONS INC.
 (Name of Issuer)

Common Shares
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Greg Leavens
Phone: 403-206-0805
Facsimile: 403-264-6442
Suite 302, 3320 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62948Q107
(1)	NAME OF REPORTING PERSON: George Liszicasz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 15,196,490
	(8)	SHARED VOTING POWER 6,0001
	(9)	SOLE DISPOSITIVE POWER 15,196,490
	(10)	SHARED DISPOSITIVE POWER 6,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,202,490
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%2
(14)	TYPE OF REPORTING PERSON IN

1 Represents shares held by his spouse.

2 Based on 53,225,509 common shares of the Issuer (the “Common Shares”), outstanding on August 31, 2015, as reported in the Issuer’s Current Report filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on September 2, 2015.

Item 1.  Security and Issuer

(a)	NXT Energy Solutions Inc.

(b)	Suite 302, 3320 17th Avenue SW
Calgary, Alberta, Canada, T2E 0B4

Item 2.  Identity and Background

Below is information regarding the Reporting Person.

(a)	George Liszicasz

(b)	Suite 302, 3320 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4

(c)
The Issuer is a publicly traded company based in Calgary, Canada. It offers a geophysical service to the upstream oil and gas industry using its proprietary gravity-based Stress Field Detection (“SFD®”) remote-sensing survey system. SFD® is used to rapidly identify and rank prospect-level leads to aid clients in focusing their exploration efforts. The Reporting Person is Chairman, President and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.  Source and Amount of funds or Other Consideration

As described below in Item 6, the Reporting Person was issued 10,000,000 preferred shares, Series 1, of the Issuer (the “Preferred Shares”), effective December 31, 2006 pursuant to a Technology Transfer Agreement (the “TTA”). The Preferred Shares are non-voting, are convertible into Common Shares on a 1-for-1 basis, and mature on December 31, 2015.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Common Shares as a personal investment pursuant to the TTA described more fully in Item 6 below.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate percentage of Common Shares reported as owned by the Reporting Person is based on 53,225,509 Common Shares issued and outstanding on August 31, 2015, as reported in the Issuer’s Current Report filed on Form 6-K with the SEC on September 2, 2015. Based on calculations made in accordance with Rule 13d-3(d), the Reporting Person may be deemed to beneficially own 15,202,490 Common Shares, constituting approximately 28.6% of the Common Shares.  Of such shares, 6,000 are held by his spouse.

(b)	Sole power to vote: 15,196,490
Shared power to vote: 6,000
Sole power to dispose: 15,196,490
Shared power to dispose: 6,000

(c)	August 31, 2015: 8,000,000 Preferred Shares of the Reporting Person were converted into 8,000,000 Common Shares.

(d)
No person other than the Reporting Person (and his spouse, with respect to the 6,000 shares held by her) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person was issued a total of 10,000,000 Preferred Shares effective December 31, 2006 pursuant to the TTA under which the Issuer acquired certain rights to utilize the SFD® technology for use in hydrocarbon exploration. The Preferred Shares are non-voting, are convertible into Common Shares on a 1-for-1 basis, and mature on December 31, 2015 (the “Maturity”).

A total of 2,000,000 of the Preferred Shares became immediately convertible upon issue in 2006, with the remaining balance of 8,000,000 contingently convertible before Maturity based upon the Issuer achieving certain milestones based on cumulative revenues.

Effective May 22, 2013, the Reporting Person exercised his right to convert the initial 2,000,000 of the Preferred Shares into 2,000,000 Common Shares, following which he held a total of 7,196,490 (or 17.3%) of the Issuer’s 41,554,959 then outstanding Common Shares.

The remaining 8,000,000 Preferred Shares were able to be converted before Maturity in four separate increments of 2,000,000 Preferred Shares each, if the Issuer achieved specified “Cumulative Revenue” thresholds of US$50 million, US$100 million, US$250 million and US$500 million. An additional 1,000,000 Common Shares were issuable to the Reporting Person in the event that Cumulative Revenues exceed US$500 million by December 31, 2015.

In the event that the final Cumulative Revenue threshold of US$500 million were not achieved by December 31, 2015, the Issuer had the option to either redeem any remaining unconverted Preferred Shares for a price of $0.001 per share and forfeit its rights to the SFD® technology, or elect to retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into Common Shares.

As of June 30, 2015, Cumulative Revenues earned by the Issuer were US$29.5 million.

The Board of Directors of the Issuer had the right to cause the conversion of the remaining outstanding Preferred Shares, and elected to do so effective August 31, 2015, to allow the Issuer to retain its rights to the SFD® technology.

Also, in January 2014, the Reporting Person personally granted (to a total of 17 persons, including Issuer employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 Common Shares which are now being issued to him upon conversion of the 8,000,000 Preferred Shares. Each of these Rights were subject to certain vesting provisions and will entitle the holder to acquire from the Reporting Person one Common Shares at a fixed exercise price of Cdn $1.77 per share and will expire on December 31, 2015.  The form of “Performance Option Award” agreement related to these Rights is attached as Exhibit 2

Item 7.  Material to Be filed as Exhibits

Exhibit 1:
Technology Transfer Agreement, effective December 31, 2006, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 99.6 to the Issuer’s Form 6-K furnished on January 12, 2007).

Exhibit 2:	Form of Performance Option Award agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2015

By: /s/ Greg Leavens
Name: Greg Leavens, Attorney-in-Fact for George Liszicasz

EXHIBIT 2

Performance Option Award Agreement

THIS PERFORMANCE OPTION AWARD AGREEMENT (this "Agreement") is entered into and shall be effective this 17TH day of January, 2014:

BETWEEN:

GEORGE LISZICASZ, an individual, residing in the City of Calgary, in the Province of Alberta (the "Grantor");

- and -

“X”, an individual, residing in the City of Calgary, in the Province of Alberta (the "Optionee").

WHEREAS:

A.
The Grantor is the registered and beneficial holder of 8,000,000 Preferred Shares, Series 1 (the "Preferred Shares") in the capital of NXT Energy Solutions Inc. ("NXT") governed by the rights, privileges, restrictions and conditions attached to the Preferred Shares as set out in the articles of NXT (the "Preferred Share Provisions");

B.
2,000,000 of the Preferred Shares will become convertible into common shares in the capital of NXT (the "Common Shares") on the basis of one Common Share for each Preferred Share, in the event that Gross Revenues (as defined in the Preferred Share Provisions) reaches US $50 million (the "Revenue Threshold");

C.
Upon the satisfaction of the Revenue Threshold, or upon the Preferred Shares otherwise becoming convertible into Common Shares in accordance with the Preferred Share Provisions, (which includes a maturity date of the Preferred Shares of December 31, 2015), the Grantor intends to convert the Preferred Shares into Common Shares; and

D.
The Grantor has agreed to grant options on the terms and conditions set forth herein to acquire the number of Common Shares provided for in this Agreement (the "Option Shares") to the Optionee in recognition of the Optionee's past services as an employee, executive officer, director, or consultant to NXT and as an incentive for the Optionee to continue to use the Optionee's best efforts to provide services to NXT and to promote its interests;

NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS AND AGREEMENTS CONTAINED HEREIN, THE PARTIES AGREE AS FOLLOWS:

1.           The Grantor hereby grants to the Optionee, on the terms and conditions contained herein, an irrevocable right to purchase from the Grantor an aggregate of ___ Option Shares, being Common Shares that the Grantor will acquire upon the conversion of ___ of the Preferred Shares, upon the payment by the Optionee to the Grantor of the exercise price (the “Exercise Price”), exercisable within the periods of time set forth in Section 3 of this Agreement (the "Acquired Shares").  All of the Option Shares granted pursuant to this Agreement are designated as performance options (the "Performance Options").  The maximum Exercise

Price payable to acquire all of the Option Shares shall be $_________  (Cdn $1.77 per Option Share), being an amount which is equal, in the aggregate, to the designated value payable for the Acquired Shares.

2.           The Optionee’s entitlement to exercise the Performance Options will vest upon on the third business day following the satisfaction of the performance criteria (the "Performance Criteria") attached to this Agreement as Schedule “A”. The Grantor shall give notice to the Optionee upon the satisfaction of the Performance Criteria being met.

3.           Provided that the Optionee remains an employee or Officer of NXT, or a consultant to NXT, at the time of vesting, at any time after a Performance Option has become vested in accordance with Section 2, the Optionee may exercise the Performance Option before 5:00 p.m. (Calgary time) on December 31, 2015 (the "Expiry Date").   At 5:00 p.m. (Calgary time) on the Expiry Date, the Performance Option terminates and is of no further force or effect in respect of those Option Shares for which the Performance Option has not been exercised. For greater certainty this paragraph 3 shall not apply to the Board of Directors.

4.           In the event of the death of the Optionee, all Performance Options that have vested in accordance with Section 2 on or prior to the Optionee's death shall be exercisable by the legal representative of the Optionee until 5:00 p.m. (Calgary time) on the day that is the earlier of 60 days after the death of the Optionee and the Expiry Date.  All Performance Options that have not yet vested on or prior to the Optionee's death shall terminate and be of no further force and effect.

5.           The Optionee may exercise all or a portion of the vested Performance Options by giving a written notice (the "Notice") to the Grantor substantially in the form of Schedule "B" attached hereto, and, concurrently, delivering payment, by certified cheque or bank draft, in the full amount of the aggregate Exercise Price for the number of Option Shares specified in the Notice.  Within 10 days after the Grantor's receipt of the Notice and payment of the Exercise Price, the Grantor will deliver to the Optionee, at the address specified by the Optionee in Schedule B, one or more certificates in the name of the Optionee representing the aggregate number of Acquired Shares for which the Optionee has validly exercised Performance Options.

6.           The Optionee acknowledges and agrees that the Optionee is responsible for all income taxes arising from grant, holding, exercise, or disposition of the Performance Options and the receipt of the Acquired Shares.

7.           Nothing contained in this Agreement requires the Optionee to purchase any Option Shares except those Option Shares in respect of which the Optionee has exercised Performance Options in the manner provided in Section 5 of this Agreement.

8.           The Optionee shall have no rights as a shareholder with respect to any of the Option Shares, including without limitation, the right to receive dividends or other distributions thereon, and the right to vote the Option Shares at any shareholders meeting or sign any resolution in writing, other than in respect of those Option Shares for which the Optionee has validly exercised Performance Options and for which Acquired Shares have been issued.

9.           Any question, conflicts or disputes arising under this Agreement as to the interpretation, construction or enforcement of the Performance Option are to be determined by the Grantor in his sole discretion and the Optionee agrees that the Grantor's decision is final and binding on the parties.

10.           In the event that the basis upon which the Preferred Shares may be converted into Common Shares is adjusted pursuant to Section 5 of the Preferred Share Provisions, then upon any exercise thereafter of the Performance Options, the Optionee shall receive, upon due payment of the Exercise Price, in lieu of each Acquired Share that the Optionee would have received prior to the adjustment contemplated hereby, that number of Acquired Shares (which may be a fraction) received by the Grantor from NXT upon the conversion of each one Preferred Share.

11.           The Performance Options accruing to the Optionee hereunder shall not be transferrable or assignable other than as provided in Section 4 hereof.  Subject to Section 4, Performance Options may only be exercised by the Optionee as set forth herein, provided that, subject to applicable law, the Optionee may, at any time, assign and transfer the Performance Options to a corporation wholly owned by the Optionee or to a governed trust of which the Optionee is the sole beneficiary, in which case the Performance Options may, subject to this Agreement, be exercised by the transferee.

12.           In the event that the Preferred Shares become convertible into common shares of NXT pursuant to Section 4.1(b) (but for greater certainty, not including 4.1(a)) of the Preferred Share Provisions, then the Revenue Threshold shall be deemed to be fulfilled for the purposes of Section 2 hereof.

13.           In the event that there is or has been a change of control of NXT (as defined in Schedule A) after the entering into of this Agreement, then all rights under this Agreement as may be applicable to the Optionee, shall immediately vest for the benefit of the Optionee.

14.           All notices and other communications under this Agreement are deemed to have been sufficiently given if personally delivered, if given by facsimile at the number indicated below or if mailed by registered prepaid post addressed as follows:

(a)	If to the Grantor, to Suite 1400, 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6 or to fax number (403) 264-6442.

(b)	If to the Optionee, at the address specified on the signature page of this Agreement or, if no such address is provided, at the address specified for the Optionee in the records of NXT.

15.           A notice or other communication delivered personally is deemed to have been received as soon as actual delivery has been made at the address above.  A notice or other communication given by facsimile is deemed to have been given on the date that confirmation of transmission is received by the sender.  A notice or other communication mailed is deemed to have been given on the third business day after the day it is posted in any post office in the Province of Alberta.  Either party to this Agreement may, at any time, change its address for service by notice given in the manner set out in this Agreement.

16.           The terms and conditions of this Agreement and the implementation thereof shall at all times be subject to receipt of all necessary regulatory approvals, including any stock exchange on which the shares of NXT are listed, and the Grantor covenants to use commercially reasonable efforts to obtain any necessary regulatory approvals.

17.           This Agreement enures to the benefit of and is binding upon the Grantor and the Optionee and their executors and legal personal representatives.

18.           This Agreement shall only be amended in writing by the parties hereto.

19.           Time is of the essence of this Agreement.

20.           In this Agreement words importing the masculine gender include feminine and vise versa.  Similarly, words importing the singular include the plural and vise versa.

21.           This Agreement and the Performance Options are subject to and are to be construed in accordance with the laws of the Province of Alberta.

22.           The Optionee acknowledges and agrees that the granting of these Performance Options is governed by applicable securities laws which may require the Grantor and the Optionee to file an insider report on SEDI within the applicable time frame. The Optionee further acknowledges that the filing of any applicable insider report is his or her personal responsibility.

IN WITNESS WHEREOF the parties hereto have signed and delivered the Agreement as of the date first above written.

SIGNED AND DELIVERED	)
In the presence of	)
)
)
___________________________________________	)	_______________________________________________________________
Witness	)	Grantor (George Liszicasz)

SIGNED AND DELIVERED	)
In the presence of	)
)
)
___________________________________________	)	______________________________________________________________
Witness	)	Optionee (“X”)

Address for service of the Optionee:

___________________________________________

___________________________________________

___________________________________________

SCHEDULE "A"

PERFORMANCE CRITERIA AND DEFINITIONS

NXT Energy Solutions Inc. reaching cumulative gross revenues in the amount of US $50 million on or before December 31, 2015.

For purposes of this Agreement, a “Change of Control” of NXT (the “Corporation”) means and shall be deemed to have occurred upon:

(a)	a sale by the Corporation of all or substantially all of its assets;

(b)
the acceptance by the holders of the Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(c)
the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation's then outstanding Shares; or

(d)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(e)
the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(f)
individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

SCHEDULE "B"

NXT ENERGY SOLUTIONS INC.
(the "Corporation")

NOTICE TO GEORGE LISZICASZ (THE “GRANTOR”)
OF EXERCISE OF PERFORMANCE OPTIONS

To:           Mr. George Liszicasz

This is the Notice referred to in the Performance Option Award Agreement between George Liszicasz and “X” (the "Optionee") dated January 17, 2014 (the "Agreement"). Capitalized terms used herein shall have the meanings ascribed thereto in the Agreement.

The undersigned Optionee (or his legal representative(s) permitted under the Agreement) hereby irrevocably elects to exercise Performance Options for the number of Option Shares as set forth below:

(a)           Number of Option Shares to be exercised:   _________________________

(b)           X Exercise Price Per Share:                                         Cdn $1.77

(c)           = Aggregate Exercise Price:                                        $ __________________

and hereby tenders a certified cheque or a bank draft for the Aggregate Exercise Price payable to the Grantor (George Liszicasz), and directs that the Acquired Shares to be issued in the name of the Corporation are to be registered and a certificate therefor be issued and delivered as set forth below.

DATED THIS __________ day of__________________ (month), ___________ (year)

WITNESS TO EXECUTION	)
)
)
___________________________________________	)	"X"
	)	Optionee
)
)
	)	________________________________________
	)	Signature of Optionee

Share Registration Instructions:	Share Delivery Instructions:

(name)

(address)